Exhibit 12.1

Consolidated Edison, Inc.

Ratio of Earnings to Fixed Charges

(Millions of Dollars)

	For the Three Months Ended March 31, 2013	For the Twelve Months Ended December 31, 2012	For the Three Months Ended March 31, 2012
Earnings
Net Income for Common Stock	$192	$1,138	$277
Preferred Stock Dividend	—	3	3
(Income) or Loss from Equity Investees	—	4	1
Minority Interest Loss	—	—	—
Income Tax	57	600	134

Pre-Tax Income for Common Stock	$249	$1,745	$415
Add: Fixed Charges*	286	638	161
Add: Distributed Income of Equity Investees	—	—	—
Subtract: Interest Capitalized	—	—	—
Subtract: Pre-Tax Preferred Stock Dividend Requirement	—	5	5

Earnings	$535	$2,378	$571

* Fixed Charges
Interest on Long-term Debt	$139	$568	$141
Amortization of Debt Discount, Premium and Expense	4	18	4
Interest Capitalized	—	—	—
Other Interest	136	20	5
Interest Component of Rentals	7	27	6
Pre-Tax Preferred Stock Dividend Requirement	—	5	5

Fixed Charges	$286	$ 638	$161

Ratio of Earnings to Fixed Charges	1.9	3.7	3.5